TSX: CL, NYSE: CLU

Canada Life Completes Acquisition of Royal & SunAlliances U.K. Group Life Business

October 2, 2002. Toronto - Canada Life Financial Corporation (Canada Life™) today announced it has completed the acquisition of the group life and long term disability business from Royal & SunAlliance Insurance Group plc.

Effective October 1st, Royal & SunAlliance reassured its group insurance risks with Canada Life who will administer the insurance. Formal transfer of the business will occur after court approval, expected in mid-2003.

The acquisition, first announced on July 29, 2002, has established Canada Life as the market leader in the United Kingdoms group life business, the countrys second largest group income protection (disability) insurance provider and first among all U.K. group life insurance suppliers.

The business was purchased for 60 million pounds sterling (approximately C$150 million) in cash. The transaction is expected to be neutral to earnings for the rest of 2002 and accretive to earnings by 10 to13 cents per share in 2003.

Approximately 180 Royal & SunAlliance employees retained by Canada Life continue to work in Bristol, the new, permanent location of the companys expanded U.K. group operations.

The acquisition was pursued as part of Canada Lifes strategic plan to build on its existing strengths in its core U.K. markets, which are expected to deliver strong shareholder and customer value in areas of proven expertise.

About Canada Life

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, founded in 1847 as the first domestic life insurance company in Canada, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

After commencing operations in the United Kingdom in 1903, Canada Life now operates through its wholly owned subsidiary, Canada Life Limited.

For further information, contact:

Ardyth Percy-Robb

Corporate Communications Vice-President

416-597-1440, Ext. 6104

ardyth_percy-robb@canadalife.com

Brian Lynch

Vice President, Investor Relations

416-597-1440, Ext. 6693

brian_lynch@canadalife.com